KRUEGER LLP	Los Angeles San Diego La Jolla	La Jolla Law Building 5510 La Jolla Boulevard La Jolla, California 92037 858 729 9997 858 729 9995 fax blair@thekruegergroup.com
BUSINESS LAWYERS LICENSED IN CALIFORNIA, TEXAS AND WASHINGTON

VIA FEDERAL EXPRESS AND E-MAIL

Ms. Pamela Long

Assistant Director

Mr. Craig Slivka

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

February 25, 2015

Re:

Remove-By-You, Inc.: Response to Comment Letter Dated February 12, 2015 Regarding Registration Statement on Form S-1 Filed January 20, 2015

(SEC File Number 333-201607)

Dear Ms. Long and Mr. Slivka:

We write on behalf of our client, Remove-By-You, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter.  The Company has requested us, as its legal counsel, to respond to your February 12, 2015 letter (received by the United States Postal Service on February 17, 2015) to the Company written on behalf of the United States Securities and Exchange Commission (the “Commission”).   Based on your comments and the current business status of the Company, the Company has concurrently filed herewith its Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”).

The Company’s sequential response to the following comments of the Commission is set forth below:

Comment

General.

1.

It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

•

You state in your disclosure that you are a development stage company;

•

Since formation, you have commenced limited operations and it is unclear whether you will be able to fully commence operations within the next 12 months;

•

Because your president has no experience in this industry, you have a limited ability to carry out your proposed business plan;

•

Since formation, you have not generated any revenues;

•

You are issuing penny stock;

•

You have received a going concern opinion from your independent public accountant; and

•

You are not raising enough money to begin operations and no plans to obtain such funding.

KRUEGER LLP

Ms. Pamela Long

Mr. Craig Slivka

United States Securities and Exchange Commission

February 25, 2015

These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act of 1933. Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed legal analysis explaining why you believe Remove-By-You, Inc. is not a blank check company.

The Company is not a “blank check” company as defined by Rule 419 of the Securities Act of 1933, as amended ("Rule 419") and, therefore, we believe that the registration statement need not comply with the requirements of Rule 419.

Rule 419 defines a "blank check company" as a company that:

i.    Is a development stage company that has no specific business plan  or purpose [emphasis added] or has indicated that its business plan is to engage in a  merger or acquisition with an unidentified company or companies, or other entity or person; and

ii.   Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Company has a very specific business plan and a bona fide purpose and plan of operations which involves the sale of skincare products used in connection with a regimen of micro-needle devices for which a proprietary formula has been acquired and further developed. These matters are described in the expanded section entitled “Business” and subheadings thereunder.

It is reasonably commonplace that development stage companies have limited assets and resources, as well as having a going concern explanatory paragraph in the report of its independent public accountant. The Company is considering all possible avenues to develop its business model. The Company believes that by being a public company this should increase its image and credibility in the marketplace and provide possible sources of funding for its business.  The Company has not performed any formal studies to determine the likelihood of all these events happening.

2.

Please advise us of all registration statements of companies for which your sole director and officer may have acted as a promoter or in which she had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

The Company has expanded its disclosure within the registration statement filed concurrently as the Amendment. The Company’s sole officer and director, Mr. Markward, has no prior history of being involved with any other public companies. He has not acted as a promoter or had a controlling interest in a public company besides the Company. The Company, and specifically Mr. Markward, is not aware of any businesses that are still actively reporting with the Commission and are now viable or dormant or which businesses have been modified and restated from their offering documents. The Company in its preparation of its registration statement may have utilized standard industry or conforming language throughout the document.

Prospectus Summary, page 5

3.

Please disclose that 68% of the maximum proposed offering amount will be applied to the costs of the offering and not business operations.

The Company has modified its disclosure with respect to Comment #3. Please see the registration statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Ms. Pamela Long

Mr. Craig Slivka

United States Securities and Exchange Commission

February 25, 2015

4.

Please disclose that you are not raising enough money to commence operations and will need at least an additional $75,000 to $125,000 to purchase raw materials for formula inventory and introduce a marketing and advertising program.

The Company has modified its disclosure with respect to Comment #4. Please see the registration statement filed concurrently herewith as the Amendment.

5.

We note that all subscription funds will be held in a noninterest-bearing account pending the company of this offering, which is subject to management’s determination that the offering is complete. Please disclose that it is possible that the offering can be deemed to have been completed at a point at which all of the funds raised would go towards offering expenses rather than your business plan.

The Company has modified its disclosure with respect to the Comment #5. Please see the registration statement filed concurrently herewith as the Amendment.

6.

Please disclose that the registrant does not own patents or the rights to any intellectual property.

The Company has modified its disclosure with respect to Comment #6. Please see the registration statement filed concurrently herewith as the Amendment.

7.

It is unclear whether your proposed formula aids in tattoo removal or is meant to help in the healing process after the application of the micro-needle tools. Please clarify your disclosure and provide a basis for your statements.

The Company’s formula aids in both tattoo removal and healing process when used with a specific regimen of procedures using micro-needle devices for in-home use. This is anecdotal as the Company has not performed any clinical or non-scientific trials on the formula and process. The Company has modified its disclosure with respect to Comment #7. Please see the registration statement filed concurrently herewith as the Amendment.

Risk Factors, page 8

Because we will operate in a highly competitive direct response market…page 9

8.

We note that this risk factor and risk factor number 13 on page 11 cover the same risk. Please review your disclosure to include one risk factor that covers the risk associated with operating in a highly competitive environment. See Item 503 of Regulation S-K.

The Company has modified has modified its disclosure with respect to Comment #8. Please see the registration statement filed concurrently herewith as the Amendment.

We will be subject to competition from numerous companies, including a number of multi-national companies that have significantly greater financial and other resources...page 11

9.

We note the disclosure that you will be competing with hundreds of large and small skincare product companies, including such companies as L’Oreal S.A., Proctor & Gamble Company, Estee Lauder Companies Inc. and numerous other multi-national companies. Please explain why you will be in competition with these companies. For instance, do these companies make similar products for this industry?

The Company has modified its disclosure with respect to Comment #9. Please see the registration statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Ms. Pamela Long

Mr. Craig Slivka

United States Securities and Exchange Commission

February 25, 2015

We have no patent protection and may not be able to protect our proprietary rights...page 11

10.

We note that you may claim proprietary rights in various unpatented technologies, know-how and trade secrets relating to your products and manufacturing process(es). In an appropriate place in the prospectus please disclose what rights, know-how, and manufacturing processes you are referring to. If you do not yet have such things, please disclose that here.

The Company has added disclosure pertaining to its rights, know-how and manufacturing processes related to Comment #10. Please see the registration statement filed concurrently herewith as the Amendment.

We may be subject to product liability claims...page 12

11.

Please discuss in an appropriate place in the prospectus the industry accepted product testing your proposed product will be subject to and reconcile this with your statement that your business is not subject to material regulation. We may have additional comments.

The Company has modified its disclosure with respect to Comment #11. No product testing is required for nutraceutical products by the FDA.  The Company recommends the use of standard micro-needle devices that are sold directly to the consumer through retail stores.  Product testing for micro-needle devices is conducted solely by that particular needle manufacturer and any material regulation of micro-needle devices is addressed by that manufacturer. Micro-needle devices and the in-home use of micro-needle devices are not regulated by any governmental agency. Please see the registration statement filed concurrently herewith as the Amendment.

The proposed aggregate proceeds of this Offering are less than the estimated...page 15

12.

We note your disclosure regarding the aggregate proceeds of the offering is not consistent with this risk factor. Please revise to reconcile this discrepancy.

The Company has modified its disclosure to be consistent with the risk factor and with Comment #12. Please see the registration statement filed concurrently herewith as the Amendment.

13.

Please revise to combine risk factors 24 and 29.

The Company has combined risk factors 24 and 29 with respect to Comment #13.  Please see the registration statement filed concurrently herewith as the Amendment.

The proposed aggregate proceeds of this Offering are less than the estimated...page 15

14.

Please disclose whether your legal counsel is contractually obligated to defer any fees. If so, please file such agreement as an exhibit and disclose the material terms of that agreement. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit. For guidance you may wish to refer to Question 146.04 in the Regulation S-K of our Compliance and Disclosure Interpretations available on the Commission’s website.

The Company has expanded its disclosure with respect to Comment #14. The Company does not have an agreement for the deferral of fees by its legal counsel. The Company has a standard attorney-client engagement agreement which provides for an initial engagement fee, and with a proposed maximum fee as outlined in the disclosure. The Company and its legal counsel have agreed to the payment terms and timing as outlined in the disclosure. The attorney engagement agreement is as an exhibit. Please see the registration statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Ms. Pamela Long

Mr. Craig Slivka

United States Securities and Exchange Commission

February 25, 2015

This Offering...page 21

15.

We note that the intended methods of communication include, without limitations, telephone and personal contact. Please disclose more details about how Mr. Markward will solicit purchasers of your securities.

The Company has expanded its disclosure with respect to Comment #15. Please see the registration statement filed concurrently herewith as the Amendment.

Management’s Discussion and Analysis or Plan of Operation...page 26

16.

We note that your president will provide services without compensation and that you do not have any plans to accrue any compensation for his services with the first 12 months. Please clarify whether there are any circumstances under which the president can be paid from the proceeds of this offering.

The Company has expanded its disclosure with respect to Comment #16. Please see the registration statement filed concurrently herewith as the Amendment.

Liquidity...page 29

17.

Please explain in greater detail the other legal representation fees owed.

The Company has modified its disclosure with respect to Comment #17. Other legal fees represent fees related to advice on non-securities matters provided by our legal counsel.  This includes such matters as business advice, tax advice, general contract law and other areas that are not securities oriented. Please see the registration statement filed concurrently herewith as the Amendment.

Business...page 32

18.

We note your disclosure that you believe your formulas can be used to develop two distinct categories and disclose the basis for all statements related to your business plan throughout the prospectus. See Item 101(h)(4) of Regulation S-K.

The Company has modified its disclosure with respect to Comment #18. Please see the registration statement filed concurrently herewith as the Amendment.

19.

We note your disclosure that Kyle Markward has “limited professional and industry experience in developing these types of product and services…” Please add a risk factor discussing the risk associated with your sole employee’s limited professional and industry experience as it relates to the development of your business. Additionally, please provide more details about how the proprietary formula was developed and tested, and by whom.

The Company has added a risk factor discussing the risk associated with our sole employee’s limited professional and industry experience and modified its disclosure throughout the business section with respect to Comment #19. Please see the registration statement filed concurrently herewith as the Amendment.

20.

We note your disclosure that you are currently developing a line of products and services. Because you have no cash, assets, or plans to obtain financing necessary to pursue your business plan, please revise your prospectus to remove the suggestion that you are currently developing any products or services.

The Company has expanded its disclosure to discuss that ‘despite that it currently has no cash, assets or immediate plans for financing besides this public offering on Form S-1, the Company intends to continue to develop its DIY tattoo removal system.’ The Company has recently engaged two consultants to work with Mr. Markward, who has incurred personal expenses (in addition to his time) invested in product development and intended service offerings. This expanded disclosure is made with respect to Comment #20. Please see registration statement filed concurrently as Amendment.

KRUEGER LLP

Ms. Pamela Long

Mr. Craig Slivka

United States Securities and Exchange Commission

February 25, 2015

Business...page 33

21.

We note your disclosure that it is believed that up to half of the 40 million people in the United States with tattoos will end up regretting their tattoos. Please revise your disclosure to substantiate such statement.

The Company has modified its disclosure and industry source reference(s) with respect to Comment #21. Please see the registration statement filed concurrently herewith as the Amendment.

Products...page 33

22.

Please revise your disclosure to include a discussion of the different products in development within your skincare line.

The Company has modified its disclosure with respect to Comment #22. Please see the registration statement filed concurrently herewith as the Amendment.

23.

Please expand your disclosure to disclose, if true, that your office is Mr. Markward’s residence.

The Company has modified its disclosure with respect to Comment #23. Please see the registration statement filed concurrently herewith as the Amendment.

Directors, Executive Officers, Promoters and Control Persons...page 37

Kyle Markward, page 38

24.

Please expand your disclosure to describe Mr. Markward’s principal occupation(s) and employment for the past five years, including an explanation regarding the nature of the responsibility undertaken by Mr. Markward at his current and prior positions. See Item 401(e) of Regulation S-K.

The Company has modified its disclosure with respect to Comment #24. Mr. Markward has been employed by ASML since graduating from college in 2008. His work experience and responsibilities have been described in further detail. Please see the registration statement filed concurrently herewith as the Amendment.

Item 17 Undertakings. page II-3

25.

Under paragraph 1 please delete “Provided however, that” and sub-paragraphs A and B.

The Company deleted “provided however, that” in paragraph 1 and sub-paragraphs A and B with respect to Comment #25. Please see the registration statement filed concurrently herewith as the Amendment.

26.

Please delete paragraphs 4 and 5 or, alternatively, please tell us why you think it is appropriate to include such paragraphs in your undertakings. See Item 512 of Regulation S-K.

The Company has deleted both paragraphs 4 and 5 with respect to Comment #26. Please see the registration statement filed concurrently herewith as the Amendment.

– The remainder of this page left blank –

KRUEGER LLP

Ms. Pamela Long

Mr. Craig Slivka

United States Securities and Exchange Commission

February 25, 2015

In connection with this letter, the Company hereby acknowledges the following in a separate certification signed by the Company’s President, Mr. Kyle Markward, which is attached to this letter:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments.

Very Truly Yours,

/s/ Blair Krueger, Esq.

Blair Krueger, Esq.

cc:

Remove-by-You, Inc.

Enclosure

Attachment to

Krueger LLP

Letter Dated February 25, 2015

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kyle Markward____________

Kyle Markward, President, Chief Executive Officer and

Chief Financial Officer

Remove-By-You, Inc.

The Do-It-Yourself Removal System

For Your Tattoo Needs